Exhibit 99.1

Excerpt from Amendment No. 2 to Form S-4 File No. 333-120521 filed on March 14, 2005

Critical Accounting Policies and Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any contingent assets and liabilities. Management believes these accounting policies involve judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related asset and liability amounts. We believe we have exercised proper judgment in determining these estimates based on the facts and circumstances available to management at the time the estimates were made.

Valuation Allowances

     Our valuation allowances relate primarily to the allowance for doubtful accounts receivable and the allowance against foreign tax credit carryforwards. Our customers are primarily major and independent oil and gas companies and oil service companies. Given our experience where our historical losses have been insignificant and our belief that our related credit risks are minimal, our major and independent oil and gas companies and oil service company customers are granted credit on customary business terms. Our exposure to foreign government-owned and controlled oil and gas companies, as well as companies that provide logistics, construction or other services to such oil and gas companies, may result in longer payment terms; however, we monitor our aged accounts receivable on an ongoing basis and provide an allowance for doubtful accounts on a case by case basis as conditions warrant. We make critical estimates for the allowance for doubtful accounts based on the age of the receivable, collection history from the particular customer, and management’s judgment of the ability of the customer to pay. Historically, we have collected appreciably all of our accounts receivable balances with the exception of approximately $0.2 million which has been deemed uncollectible over the last six years. We currently have aged accounts receivable for which we have provided an allowance for doubtful accounts of $1.0 million. Additional allowances for doubtful accounts may be necessary as a result of our ongoing assessment of our customers’ ability to pay. Since amounts due from individual customers can be significant, future adjustments to our allowances for doubtful accounts could be material if one or more individual customer’s balances were deemed uncollectible. If an account receivable were deemed uncollectible and all reasonable collection efforts were exhausted, the balance would be removed from accounts receivable and the allowance for doubtful accounts.

     Our Audit Committee adopted a management recommendation regarding the allowance for doubtful accounts receivable for significantly aged receivables. See “Business—Internal Controls.”

     We have foreign tax credit carryforwards of $1.3 million that began to expire in 2004. As a result, a valuation allowance has been established against the full amounts of these credits. We have considered future taxable income in certain tax jurisdictions to utilize the credits and have implemented what we believe to be ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. This information is based on estimates and assumptions including projected taxable income. If these estimates and related assumptions change in the future or if we determine that we would not be able to realize other deferred tax assets in the future, an adjustment to the valuation allowance would be recorded in the period such determination was made. Historically, we have not made significant adjustments to our valuation allowance.

Deferred Drydocking, Mobilization and Financing Costs

     Since inception, we have capitalized the costs associated with the periodic requirements of the various classification societies, which require the vessels to be placed in drydock twice in a five year period. Generally, drydocking costs include refurbishment of structural components as well as major overhaul of operating equipment, subject to scrutiny by the relevant classification society. Historically, these costs have been amortized over an estimated thirty month period.

     The industry’s accounting practices have historically allowed three methods to account for these expenditures: (1) defer and amortize, (2) accrue in advance, and (3) expense as incurred. In June 2001, the Accounting Executive Committee of the American Institute of Certified Public Accountants issued an exposure draft of a proposed Statement of Position (SOP) entitled Accounting for Certain Costs and Activities Related to Property, Plant and Equipment. Under the proposed SOP, companies would expense major maintenance activities. The Financial Accounting Standards Board has not implemented the proposal; however, we are planning to adopt the method of expensing drydock costs in the period incurred effective with year-end 2004. When implemented, the change in accounting principle would result in a cumulative expense effect for prior periods of $7.6 million in 2004.

     In connection with new long-term contracts, incremental costs incurred that directly relate to mobilization of a vessel from one region to another are deferred and recognized over the primary contract term. Should the contract be terminated by either party prior to the end of the contract term, the deferred amount would be immediately expensed. In contrast, costs of relocating vessels from one region to another without a contract are expensed as incurred.

     Deferred financing costs are capitalized as incurred and are amortized over the expected term of the related debt. Should the specific debt terminate by means of payment in full, tender offer, or lender termination, the associated deferred financing costs would be immediately expensed. In the third quarter of 2004, $6.5 million deferred financing costs were expensed relating to the retirement of our 8.75% senior notes. Those costs included $4.4 million from the payment of tender offer premiums and $2.1 million from the write-off of unamortized debt issuance costs and unamortized debt discount.

Goodwill

     Our goodwill primarily relates to the 1998 acquisition of Brovig Supply ASA and the June 2001 acquisition of Sea Truck (UK) Ltd. The determination of impairment of all long-lived assets, including goodwill, is conducted when indicators of impairment are present and at least annually on December 31 for goodwill. The implied fair value of any reporting unit is determined by discounting the projected future operating cash flows or by using other fair value approaches based on a multiple of earnings measurements. Management makes critical estimates and judgments to determine projected future operating cash flow, particularly in regard to projected revenues and costs. An impairment indicator is deemed to exist if the implied fair value of the reporting unit is less than the book value. At December 31, 2003, we performed our impairment test and determined there was no goodwill impairment. There are many assumptions and estimates underlying the determination of the implied fair value of the reporting unit, such as future expected utilization and the average day rates for the vessels, vessel additions and attrition, operating expenses and tax rates. Although we believe our assumptions and estimates are reasonable, deviations from our estimates by actual performance could result in an adverse material impact on our results of operations. Examples of events or circumstances that could give rise to a goodwill impairment could be prolonged adverse industry or economic changes, significant business interruption, unanticipated competition that has the potential to dramatically reduce our earning potential, legal issues, or the loss of key personnel.

Income Taxes

     A significant portion of our earnings originate in the North Sea, a region in which certain jurisdictions such as the United Kingdom and Norway provide for an alternative taxing structure created specifically for qualified shipping companies, referred to as the “tonnage tax” regime. The tonnage tax regime provides for tax at rates significantly lower than would apply if we were not a qualified shipping company. Substantially all of our tax provision is for deferred taxes. The tonnage tax regime in the North Sea reduces the cash required for taxes in that region. In other regions, accelerated depreciation has minimized our cash requirements for income taxes. Should our organizational structure change or should the laws that created the tonnage tax regime or that allow for accelerated depreciation change, we would be required to provide for taxes at rates much higher than currently reflected in our financial statements. Additionally, when our pre-tax earnings in higher tax jurisdiction increase, there can be a significant fluctuation in our average tax rate. That fluctuation can cause volatility in the comparison of our tax rate from period to period.

     Our United Kingdom tax return for the year 2001 was reviewed by Inland Revenue, the United Kingdom tax authority. As a result of this review, an amended year 2001 tax return has been filed and accepted by Inland Revenue as of December 27, 2004. The 2002 and 2003 returns have been amended consistent with the accepted methodology used in preparing the amended 2001 return. Since the UK subsidiary is under the self assessment system, and years 2002 and 2003 are within the prescribed period, the revised returns for 2002 and 2003 should be accepted as filed in December 2003 with respect to the issues reviewed by Inland Revenue. Based on the above, the previously provided tax reserve of $5.8 million, will be reduced in the 2004 financial statements to the amount of tax payable of $0.3 million for the period 2001 through 2003.

     On October 22, 2004, President Bush signed the JOBS Act, which among other items, provides reform related to foreign shipping income. This new tax legislation should favorably impact us beginning January 1, 2005 as the majority of our foreign shipping income will not be subject to tax in the United States. The full extent of the positive impact on earnings as it relates to our organizational structure is not yet clear, however, we and our outside tax consultants are evaluating the ultimate impact of this new tax legislation.

Commitments and Contingencies

     We have contingent liabilities and future claims for which we have made estimates of the amount of the eventual cost to liquidate these liabilities or claims. These liabilities and claims may involve threatened or actual litigation where damages have not been specifically quantified but we have made an assessment of our exposure and recorded a provision in our accounts for the expected loss. Other claims or liabilities, including those related to taxes in foreign jurisdictions, may be estimated based on our experience in these matters and, where appropriate, the advice of outside counsel or other outside experts. Upon the ultimate resolution of the uncertainties surrounding our estimates of contingent liabilities and future claims, our future reported financial results would be impacted by the difference between our estimates and the actual amounts paid to settle the liabilities. In addition to estimates related to litigation and tax liabilities, other examples of liabilities requiring estimates of future exposure include contingencies arising out of acquisitions and divestitures. Our contingent liabilities are based on the most recent information available to us regarding the nature of the exposure. Such exposures change from period to period based upon updated relevant facts and circumstances which can cause the estimate to change. In the recent past our estimates for contingent liabilities have been sufficient to cover the actual amount of our exposure.